

November 29, 2022

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

> **Re: Galaxy Payroll Group Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted November 10, 2022**
> **CIK No. 0001905920**

Dear Wai Hong Lao:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted November 10, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year ended June 30, 2022 compared to year ended June 30, 2021
Results of Operations
Revenues, page 64

1. In the first paragraph of page 66, you disclose the increase in revenue generated by your employment services, and consultancy and market research services was outweighed by the decrease in payroll outsourcing services revenue. Please revise as you had an overall revenue increase. In addition, we note the number of total payroll transactions increased five percent. Please revise to provide more robust disclosures regarding the reasons for

your revenue increase. In doing so, describe and quantify the extent to which changes are attributable to changes in prices or higher pricing for services provided in new areas.

Cost of Revenue, page 66

2.   Please revise to expand your discussion of changes in cost of revenue to address the decrease in cost of revenue as a percentage of total revenue from thirty-three percent in 2021 to twenty-five percent in 2022.

Exhibit Index, page II-5

3.   We note your response to comment 7 that "the Company has revised its disclosure accordingly in exhibit 5.1 to add its consent to the sections entitled "Taxation" and "Enforceability of Liabilities," but the revised opinion does not appear to include such consent; please revise.

        You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.